Q3 2023 letter to investors

Real estate prices continue to move countercyclically with interest rates, however cracks appear to be emerging in the broader economy signaling the potential for a long-awaited downturn.

Sep 30, 2023



Real estate values, along with the stock market and nearly every other investment asset, peaked in late December 2021, only a few months before the Federal Reserve began its current cycle of interest rate hikes.

Since the beginning of 2022, the Vanguard S&P 500 ETF (VOO) is down -8.1% and the Vanguard REIT ETF (VNQ) is down -30.2%, while the Fundrise Flagship Fund is down -6.7% and the Fundrise Income Real Estate Fund is up 10.2%.*

Cumulative Returns from Jan 1, 2022 until Sep 29, 2023*

Fund	Cumulative net return
Fundrise Flagship Fund	-6.7%
Fundrise Income Fund	10.2%
Vanguard S&P 500 ETF (VOO)	-8.1%
Vanguard REIT ETF (VNQ)	-30.2%

**For each fund listed above, the return figure is the cumulative net return for the period beginning January 1, 2022 and ending September 29, 2023, including both distributions earned and change in share value, and assuming no reinvestment of distributions.*

The repricing of private markets has lagged the public markets. Whereas the stock market experienced its major losses in 2022 and has since generated mostly positive returns, private markets have taken much longer to price down.

And while the Fundrise real estate portfolio has preserved far more value than our public market peers over this same time period, the slower and more delayed slide has expectedly led to some investor frustration.

However, as we've highlighted in every letter since the beginning of the year, we continue to believe that ultimately the economy cannot sustain this extended period of higher rates, and will (after a longer than initially expected lag) crack under the stress of higher debt costs, leading to an eventual downturn that may result in stocks and other public market assets falling well below their 2022 lows.

The private market lag

Unlike assets in the public markets, which price constantly as they trade, the value of each Fundrise fund is based upon the value of the underlying assets it owns. To determine that value, we rely on our own regulatory-dictated analysis coupled with that of independent third-party appraisers. And, just as with an appraisal you might receive when buying a new home, these third-party appraisers rely on "comps" (*i.e.*, other recent sales of similar properties) as the best determinant of said value.

As you might expect, would-be sellers today are extremely reluctant to sell at prices below the recent high-water marks of the past 18 months creating a large "bid-ask" gap in the market. As a result, significantly fewer sales have actually occurred which means there are also far fewer comps on which to base a valuation. The few sales that do exist generally occur only when the seller has a somewhat idiosyncratic reason to meet market pricing, which as a logical consequence of rising interest rates has been consistently coming down over time. This process of stair-stepping down has, in turn, led to a delay in the effective repricing of most private markets.

When bad is good

On top of this inherent lag, interest rates have continued to defy earlier expectations, staying higher for longer than almost everyone predicted. And, of course, higher interest rates act as a headwind for real estate values.

While this is partially due to the fact that higher interest rates mean higher interest expenses which reduce a property's cash flow, the bigger impact comes from the relative price at which someone is then willing to value the property.

In the simplest terms, while a 5% return on a real estate property might sound attractive when your savings account is generating 0%, in a world where your savings account is earning a 5% return, the return generated by the real estate property must inherently be much higher.

And, of course, the easiest way to improve a property's return is simply to lower the purchase price you pay for it (*i.e.*, its "value"). In other words, in a world where savings rates go from 0% to 5%, real estate prices must come down enough to generate a level of return sufficient to offset the implied higher risk of owning said real estate property vs. merely leaving that money in a savings account.

Of course while this means lower valuations for existing property owners, it also means that new investors (or even just new dollars) are getting in at a better price with the potential for higher future returns.

And within this inverse relationship between interest rates and real estate asset values lies the counterintuitive reality. Although interest rates staying higher acts as a drag on property values, in the event of a downturn, real estate values would likely perform better as a result of falling interest rates. (At least that is usually true for consumer staples like multi-family and single-family rental housing). Or to put it even more simply, high rates drive down real estate values and low rates drive them up, and accordingly we believe our Fundrise real estate portfolios would largely move countercyclically with a downturn.

Different is useful

Different assets perform differently in different environments. That's the point. And it's the main reason why most investment advisors recommend diversification in the first place. If one thing goes down, something else in the portfolio can go up.

This year, real estate has been down, but technology companies are up. In fact, nearly all the returns in the stock market have been driven by just seven big tech names: Apple, Amazon, Google, Microsoft, Facebook, Nvidia, and Tesla, which have together returned more than 50%[1]. When removing these "Magnificent Seven", stocks along with bonds, real estate, and nearly everything else have had little to no return year-to-date.

Index	2023 YTD return
"Magnificent 7"	More than 50%[1]
Other 493 S&P 500 companies	Roughly 5%[1]
Bloomberg US Agg Bond Index	-1.1%[2]
NAREIT All US REITs Index	-5.6%[2]

This wave of excitement driven primarily by the recent breakthroughs in AI has started to thaw what had been a completely frozen venture market. And it's a primary driver behind the growth we've seen in our own Fundrise Innovation Fund. *Of course, giving individual investors access to the types of private companies that are both driving the growth of AI and are also likely to experience a substantial portion of the investment returns is not only consistent with our mission but the entire reason we launched the Innovation Fund in the first place.*

Over the past several months, we've broadly expanded access to the fund for a majority of investors on the platform and have simultaneously closed on a series of extremely exciting new investments in several of the companies leading the data and AI revolution. Going forward we expect to continue to expand access so that every Fundrise investor is able to benefit from this type of diversification.

It may be that the most recent wave of hype around AI is just that, mostly hype. Or it may be that we are in the early stages of a technology revolution so powerful that it is nearly invulnerable to broader economic conditions. Or it may be both are true. At least from our vantage point, it does feel like some of the breakthroughs in AI that we are witnessing are likely generational in nature and have the potential to reshape much of how we live and work in ways we are just beginning to recognize.

Living in the past

In an effort to own our own mistakes (or at least too early calls), it's worth noting that the US economy has fared far better than our expectations from earlier this year. Consumers and corporations alike have been able to maintain a relatively high level of spending despite the cost of borrowing nearly doubling. Many sectors that we thought would suffer from higher rates, including housing construction, corporate earnings, and employment, have largely carried on.

In hindsight, it's clearer that the roughly $5 trillion in pandemic-era stimulus along with the fact that most borrowers locked in low fixed-rate loans have acted as dual pillars of support, propping up the economy for far longer than we'd anticipated.

Even today, the government is continuing to spend on infrastructure, the green energy transition, and defense, among others. Meanwhile, the total amount of US savings stands at $5.3 trillion, still higher than at any time prior to 2020.

And many borrowers, whether it be corporations or individuals, continue to benefit from record low borrowing costs thanks to the fixed-rate bonds and mortgages they secured in 2021 and 2022.

However, all that said, we continue to struggle with the notion that 15 years of zero percent interest rates, trillions of dollars of money printing, and so many market excesses— from NFTs to SPACs to meme stocks—can go so gently into that good night.

Rather, we remain consistent in our beliefs shared over the course of the year and most recently in our Q2 letter, that we are currently experiencing the same lag between when the Fed starts raising rates and when a downturn begins that has occurred in every other rate hiking cycle of the past 70+ years.

Ultimately, time is on the Fed's side. Every day more and more loans come due, rolling over from historic lows of 2-3% to recent highs of 7-8% or more.

And with each passing week, stress on the system increases and more and more cracks begin to emerge.

As of this writing, the 10-year US treasury has reached a 15-year high of 4.6% while the average 30-year mortgage rate is nearing 8%, further cooling the already stagnant housing market. Meanwhile borrowing costs for most construction loans are close to 9% and, as a result, construction of new apartment buildings and other commercial real estate buildings is grinding to a standstill. This pull back means fewer jobs for realtors, contractors, architects, engineers, materials providers, and general day laborers.

Meanwhile, the few remaining pandemic stimulus programs continue to run out, most recently with student loan resumption and the ending of the child tax credit, which resulted in a one-year increase in child poverty rates from 5.4% to 12.4%. Default rates on consumer loans, credit cards, and auto loans have all spiked sharply reaching levels last seen following the great financial crisis. Broadly the strength of the American consumer which has served as a cushion to protect against rising rates appears to finally be weakening.

Of course, despite all this, the stock market price (even after its most recent negative performance) is still trading at a forward earnings multiple about 2x higher than that for 2019, implying (if you believe the idea that there's some rationality in pricing) historically high future growth rates and profit margins…again a notion we struggle to make sense of. It just doesn't square for us that the companies could maintain growth rates and margins that are 2x higher than that of 2019 when interest rates and borrowing costs are 2x higher as well…

Ultimately, to be a contrarian is to disagree with popular opinion. And our continued belief that a major correction is coming puts us in the minority these days. However, fundamentally, we do not believe the country can continue to grow at the historic pace afforded by the old (near zero) interest rates while simultaneously having to borrow at the new ones.

Something has to give. Historically, it has been the economy. And when it does, we expect our portfolio to once again outperform. In the meantime, we may suffer for being contrary.

Onward.

Appendices

Exhibit A: 2023 YTD returns of client accounts vs public benchmark indices

	Fundrise (all clients)[4]	Public REITs (all U.S. REITs)[5]	Public stocks (S&P 500)[6]
Dividends (income return)	1.39%	3.14%	1.39%
Appreciation (price return)	-4.64%	-8.31%	11.68%
Total return	**-3.21%**	**-5.17%**	**13.07%**

Exhibit B: 2023 YTD returns of client accounts by individual Fundrise sponsored fund

Fund Name / Objective	Average AUM	Launch date	Net total return
Registered Funds			
Flagship Real Estate Fund	$1,386,106,393	Jan 2021	-5.52%
Income Real Estate Fund	$544,505,831	Apr 2022	5.12%
Innovation Fund	$77,310,063	Jul 2022	2.88%
Growth			
Growth eREIT	$252,113,126	Feb 2016	-1.02%
Growth eREIT II	$161,080,449	Sep 2018	-4.72%
Development eREIT	$130,063,169	Jun 2019	-4.28%
eFund	$96,279,718	Jun 2017	-0.06%
Growth eREIT III	$63,242,911	Feb 2019	-7.61%
Growth eREIT VII	$83,434,923	Jan 2021	-5.45%
Balanced			
East Coast eREIT	$165,534,709	Oct 2016	-12.86%
Heartland eREIT	$93,559,662	Oct 2016	-4.39%
West Coast eREIT	$88,003,265	Oct 2016	2.08%
Balanced eREIT II	$54,407,187	Jan 2021	-5.02%

Exhibit C: 2023 YTD returns of client accounts by account objective[7]

Plan objective	Income	Balanced	Growth	Other	Overall
Dividends	2.85%	1.37%	0.84%	1.68%	1.43%
Appreciation	-3.32%	-4.71%	-5.17%	-4.38%	-4.63%

Net Total Return	**-0.47%**	**-3.33%**	**-4.33%**	**-2.69%**	**-3.21%**

Exhibit D: Trailing 1-year and since inception returns of registered funds through Dec 31, 2022

	1 year	Since inception
Flagship Real Estate Fund	-1.96%	13.69%
Income Real Estate Fund	4.60%	4.60%
Innovation Fund	0.50%	0.50%

....

1. MarketWatch. A handful of stocks have driven much of this year's rally. That's becoming a serious problem on the way down.

2. Bloomberg

3. S&P 500 Earnings Per Share Forward Estimate

4. The time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts for the year to date 2023 through September 30, 2023, calculated using the Modified Dietz method. Total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. Return figures exclude the performance of investments in the Fundrise Opportunity Fund, the Fundrise Opportunistic Credit Fund, and the Fundrise Innovation Fund.

5. Performance of the NAREIT index for the year to date 2023 specifically refers to the total return of the FTSE NAREIT All REITs index, which includes both dividends and capital gains / losses, and was sourced from reit.com on Oct 3, 2023. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

6. Performance of the S&P 500 index for the year to date 2023 specifically refers to the total return, which includes both dividends and capital gains / losses, and was sourced from spglobal.com on Oct 3, 2023. The index includes 500 leading companies and covers approximately 80% of available market capitalization. As an index, the S&P 500 is inherently not investable, and is presented for informational purposes only.

7. Weighted average returns by age of client account consists of the time-weighted, weighted-average returns of Fundrise Advisors client accounts that were active for any part of the calendar year 2023. Accounts are categorized by their most recently selected investment plan objective (e.g. an account which began with a Growth objective but switched to an Income objective would be put in the Income category). The "Other" category includes custom (i.e. client-directed) plans. Performance excludes investments in the Fundrise Opportunity Fund, the Fundrise Opportunistic Credit Fund, and the Fundrise Innovation Fund.